EATON VANCE DISTRIBUTORS, INC.
(SEC I.D. No. 8-47939)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

File pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

EATON VANCE DISTRIBUTORS, INC.
INDEX

	Page
Report of Independent Registered Public Accounting Firm	



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 (212) 492-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Eaton Vance Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 1994.

EATON VANCE DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025
(In thousands of dollars, except share data)

Assets		
Cash	$	9,859
Securities purchased under agreements to resell		189,198
Receivables:		
Distribution and shareholder servicing fees		55,285
Affiliates		4,739
Deferred commission assets (net of accumulated amortization of $184,239)		88,905
Other assets		3,185
Total assets	**$**	**351,171**
Liabilities		
Accrued compensation and benefits		43,243
Payables:		
Brokers, dealers and clearing organizations		49,900
Affiliates		22,724
Other		725
Deferred income - net		148,472
Deferred income taxes		18,869
Borrowings		709
Total liabilities		**284,642**
Stockholder's equity		
Common stock, $1 par value: Shares authorized: 200,000; Shares issued: 20,000; Shares outstanding: 20,000		20
Additional paid-in capital		32,442
Retained earnings		34,067
Total stockholder's equity		**66,529**
Total liabilities and stockholder's equity	**$**	**351,171**

1. Introduction and Basis of Presentation

The Company

EVD (the "Company") is a wholly owned subsidiary of MSCM (the "Parent"), which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the SEC as a broker-dealer and is the principal underwriter and distributor of sponsored mutual funds and alternative products (collectively, the "Funds") managed by various subsidiaries of Morgan Stanley. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds and acts as distributor for sponsored separately managed accounts sold through financial intermediaries. The Company is a member of FINRA and SIPC. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the statement of financial condition.

Basis of Financial Information

The statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the Company's statement of financial condition through February 27, 2026, the date the statement of financial condition was issued and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

The Company has no financial instruments measured at fair value at December 31, 2025. The Company is required to disclose the fair value of certain financial instruments not measured at fair value on the statement of financial condition (see Note 4). A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments, block discounts and discounts for entity-specific and contractual restrictions that would not transfer to market participants are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash

Cash consist of funds deposited with financial institutions.

Collateralized Transactions

Reverse repurchase agreements are treated as collateralized financings. Reverse repurchase agreements are carried on the statement of financial condition at the amounts of cash paid plus accrued interest.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to liquidate and set off collateral held by the Company against the amount owed by the counterparty.

For information related to collateralized transactions, see Note 5.

Deferred Commission Assets

Sales commission such as front-end selling/offering distribution costs paid by the Company in connection with the sale of certain classes of shares of the Firm fund products, is accounted for as DCA. The Company periodically tests DCA for recoverability based on cash flow expected to be received in future periods. There was no impairment of the Company's DCA at December 31, 2025.

Deferred Income

The Company has a purchase and sale agreement with an affiliate, Eaton Vance Management, whereby it has agreed to periodically sell, in exchange for cash, its right to certain future distribution fee and contingent deferred sales charge revenue. Sales proceeds received under the agreement are initially recognized as deferred income and subsequently amortized to Distribution and shareholder servicing fee revenues using the unit-of-revenue method over the period the Company expects to collect future revenues sold, which does not exceed ten years from sale. See Note 3 for additional information.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Deferred Compensation Plans

Certain current and former employees of the Company and its affiliates participate in various deferred stock-based and cash-based compensation plans.

The Company measures compensation expense for stock-based awards at fair value. The Company determines the fair value of RSUs based on the grant-date fair value of its common stock of the Ultimate Parent, measured as the VWAP on the date of grant.

The deferred cash-based compensation plans generally provide a return to the plan participants based upon the performance of each participant's selected referenced investments.

Segment reporting

The Company represents a single operating and reportable segment based upon the nature of the financial products and services provided to counterparties and its management structure, which is consistent with the approach used by the Company's chief operating decision maker ("CODM") to assess the Company's financial performance and make key operating decisions as a whole including, but not limited to, the timing of dividend payments to the Parent. The Company's CODM is its Principal Financial Officer, who evaluates the Company's financial performance primarily based on the profit measure, Income before provision for income taxes ("PBT"), and "excess net capital" which is not a measure of profit or loss to make operational decisions while maintaining capital adequacy (see Note 11 for additional details), such as whether to reinvest profits or pay dividends.

Accounting Update Adopted in 2025

Improvements to Income Tax Disclosures

The Company adopted the *ASU 2023-09 Income Taxes-Improvements to Income Tax Disclosures* update effective January 1, 2025. This update enhances annual income tax disclosures primarily to further disaggregate disclosures related to the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items (where applicable), and (2) providing additional information for reconciling items that meet a quantitative threshold. For income taxes paid (net of refunds), this update requires disclosure of amounts disaggregated by (1) federal, state, and foreign taxes; and (2) individual jurisdictions that meet a quantitative threshold. Additionally, the update requires disclosure of (1) income (or

(In thousands of dollars)

loss) before income taxes, disaggregated between domestic and foreign; and (2) income taxes disaggregated by federal, state and foreign. There was no impact to the Company's statement of financial condition upon adoption of this update. See Note 10 to the statement of financial condition for the new disclosures.

3. Related Party Transactions

The Company has agreements with affiliates for various activities, including a Tax Sharing Agreement with the Ultimate Parent as described in Note 10 and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, and are payable on demand.

The Company applies global transfer pricing policies among affiliates. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm continues to be engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. The agreements reached to date do not materially impact the Company's statement of financial condition.

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically sell, in exchange for cash, its right to future distribution fee and contingent deferred sales charge revenue related to certain classes of Eaton Vance mutual fund shares that do not have a front-end load in which it incurs up-front commission costs in connection with the sale of such shares. The sale price of these future revenues, which is calculated and paid monthly, is equal to the amount of up-front commission costs incurred (and initially recognized as a deferred commission asset) during the period. For the year ended December 31, 2025, the Company initially recognized sale proceeds under this agreement of $45,563 as deferred income.

The Company has a support service agreement with RIAs whereby the RIAs compensate the Company for providing services with respect to serving as the principal underwriter and distributor of the funds managed by various affiliates of Morgan Stanley, the ultimate parent company of each of the RIAs. The Company also serves as a placement agent for certain Morgan Stanley private investment funds and refers clients to the RIAs with respect to the separately managed account strategies they offer.

The Company has an agreement with MS&Co, an affiliated broker-dealer, which allows the Company to execute reverse repurchase agreements with MS&Co. Accordingly, MS&Co agrees to transfer to the Company primarily U.S. government guaranteed securities in exchange for cash. These reverse repurchase agreements are recorded as Securities purchased under agreements to resell in the statement of financial condition.

The Company has arrangements with an affiliated broker dealer, MSSB, who provides various services to sponsored mutual funds customers.

The Company has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide the Company with certain services including infrastructure group support, information processing, communications, occupancy and equipment, and marketing and business development.

The Company participates in various deferred stock-based and cash-based compensation plans sponsored by the Ultimate Parent for the benefit of certain current and former employees, as described in Note 2. Additionally, the Company has recognized liabilities to the Ultimate Parent for the deferred stock-based compensation plans which are recorded in Accrued compensation and benefits within the statement of financial condition.

		At December 31, 2025
Assets and receivables from affiliated companies		
Securities purchased under agreement to resell	$	189,198
Receivables - Affiliates		4,739

Liabilities and payables to affiliated companies		
Deferred income	$	148,472
Payables - Affiliates		22,724
Accrued compensation and benefits		13,599
Borrowings		709

(In thousands of dollars)

4. Financial Instruments Not Measured at Fair Value

	At December 31, 2025				
	Carrying value	Fair value			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	$ 9,859	$ 9,859	$ —	$ —	$ 9,859
Securities purchased under agreements to resell	189,198	—	189,198	—	189,198
Distribution and shareholder servicing fees receivables	55,285	—	55,285	—	55,285
Receivables - Affiliates	4,739	—	4,739	—	4,739
Other assets	46	—	46	—	46
Financial liabilities					
Accrued compensation and benefits	5,230	—	5,230	—	5,230
Brokers, dealers and clearing organizations	49,900	—	49,900	—	49,900
Payables - Affiliates	22,724	—	22,724	—	22,724
Other payables	725	0	725	0	725
Borrowings	709	—	709	—	709

The previous table excludes all non-financial assets and liabilities.

5. Collateralized Transactions

The Company enters into reverse repurchase agreements to manage excess liquidity.

The Company monitors the fair value of the underlying securities as compared with the related receivable including accrued interest, and requests additional collateral, as required under the applicable agreement to ensure such transactions are adequately collateralized, or that excess collateral is returned.

The risk related to a decline in the market value of collateral received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on reverse repurchase agreements due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements with similar quality collateral.

Offsetting of Certain Collateralized Transactions

	At December 31, 2025				
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts not offset (1)	Net Amounts
Assets					
Securities purchased under agreements to resell	$189,198	$ —	$ 189,198	$189,011	$ 187

(1)Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

6. Commitments and Contingencies

Commitments

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company’s liability and, therefore, it is not possible to estimate the Company’s potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

Legal

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honor applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims, claims under various false claims act statutes.

The Company may also be involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Company's business, and involving, among other matters, financial products or offerings sponsored, underwritten or sold by the Company, wealth and investment management services, and tax, accounting, and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on our ability to conduct certain business, or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can

reasonably estimate the amount of that loss or the range of loss, the Company accrues an estimated loss by a charge to income.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting financial services firms, including the Company.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or reasonably possible, or to estimate the amount of any loss. In addition, even where the Company has determined that a loss is probable or reasonably possible or an exposure to loss or range of loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, the Company may be unable to reasonably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or reasonably possible, or to estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or additional loss (or range of loss or range of additional loss) is probable or reasonably possible, or to estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Company identifies any individual proceedings or investigations where the Company believes a material loss to be reasonably possible. In certain legal proceedings in which the Company has determined that a material loss is reasonably possible, the Company is unable to reasonably estimate the loss or range of loss. Notwithstanding the foregoing, the Company has not identified any proceedings or investigations this reporting period for which it believes a material loss is reasonably possible.

7. Employee Stock Based Compensation Plans

Certain current and former employees of the Company participate in the Ultimate Parent's stock-based compensation plans.

Under group chargeback arrangements, the Company has agreed to reimburse the Ultimate Parent for the fair value of RSUs based on the award fair value on the Morgan Stanley grant date.

RSUs

RSUs are subject to vesting over time, generally three years from the date of award, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents if the awards vest. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured as the VWAP on the date of grant. Certain awards provide the Ultimate Parent discretion to claw back or cancel all or a portion of the award under specified circumstances.

8. Employee Benefit Plans

Morgan Stanley 401(k) Plan

Eligible employees receive discretionary 401(k) matching cash contributions as determined annually by the Firm. In 2025, the Company matched eligible employee contributions up to the IRS limit at 4% or 5% up to a certain compensation level. Eligible employees with eligible pay less than or equal to $100 also received a fixed contribution equal to 2% of eligible pay. Contributions are invested among available funds according to each participant's investment direction.

9. Risk Management

The Company is a limited purpose broker-dealer, serving as the principal underwriter and distributor of sponsored mutual funds and alternative products managed by various subsidiaries of Morgan Stanley; as a placement agent for certain Morgan Stanley private investment funds; and as a distributor for sponsored separately managed accounts sold through financial intermediaries. Due the nature of the Company's business activities, it has minimal market, credit, liquidity, or operational risk exposures and is generally subject to the Firm's enterprise risk management framework as described below.

Management believes effective risk management is vital to the success of the Firm's business activities. Accordingly, the Firm has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions.

The cornerstone of the Firm's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Firm's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Firm's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Firm to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

(In thousands of dollars)

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred Tax Assets and Liabilities

		December 31, 2025
Gross deferred tax assets:		
Employee compensation and benefit plans	$	2,516
Net operating loss and tax credit		2
Allowance for credit losses and other reserves		275
Total deferred tax assets	$	2,793
Gross deferred tax liabilities:		
Deferred Commission Assets	$	(21,539)
Other		(123)
Total deferred tax liabilities	$	(21,662)
Net deferred tax liabilities	$	(18,869)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company has state net operating loss carryforwards of $2 of which a deferred tax asset was recorded at December 31, 2025. These carryforwards are subject to annual limitations on utilization, with the earliest expiration beginning 2036, if not utilized. The Company believes that it is more likely than not that these net operating loss carryforwards would be realized as to future taxable income in the jurisdictions in which it operates.

The Company is subject to the income tax laws of the U.S., its states and municipalities in which the Company has business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws and make estimates about certain items affecting taxable income when determining the provision for income taxes in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

Rollforward of Unrecognized Tax Benefits

		2025
Balance at beginning of period	$	821
Increases based on tax positions related to the current period		111
Increases based on tax positions related to prior periods		107
Balance at end of period	$	1,039
Net unrecognized tax benefits[1]	$	1,058

[1]Represents ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues, competent authority arrangements and foreign tax credit offsets. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

Earliest Tax Year Subject to Examination in Major Jurisdictions

Jurisdiction	Tax Year
United States	2015
New York State and New York City	2017

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the statement of financial condition.

(In thousands of dollars)

11. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $100 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2025, the Company had Net Capital of $42,643, which was $24,925 in excess of its required minimum net capital of $17,718.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to SEA Rule 17a-5. The Company is the principal underwriter and distributor of sponsored mutual funds and alternative products managed by various subsidiaries of Morgan Stanley. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under SEA Rule 15c3-3. The Company met the conditions of footnote 74 throughout the year ended December 31, 2025 without exception.

*****

Glossary of Common Terms and Acronyms

DCA	Deferred commission assets	**OECD**	Organization for Economic Co-operation and Development
EVD	Eaton Vance Distributors, Inc.	**SEA**	Securities Exchange Act
FASB	Financial Accounting Standards Board	**SEC**	U.S. Securities and Exchange Commission
FINRA	Financial Industry Regulatory Authority	**SIPC**	Securities Investor Protection Corporation
Firm	Ultimate Parent and its consolidated subsidiaries	**U.S.**	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and possessions
IRS	Internal Revenue Service	**U.S. GAAP**	Accounting principles generally accepted in the United States of America
MSCM	Morgan Stanley Capital Management LLC	**RIAs**	Registered Investment Advisers
MS&Co	Morgan Stanley & Co. LLC	**RSU**	Restricted Stock Units
MSSB	Morgan Stanley Smith Barney, LLC	**VWAP**	Volume-Weighted Average Price
MSSG	Morgan Stanley Services Group Inc.		